UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 2

Name of Issuer:  Nordic American Tanker Shipping Limited

Title of Class of Securities:  Common Shares

CUSIP Number:  G65773106

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

        Herbjorn Hansson, c/o Ugland Nordic Shipping ASA,
    Thor Dahls gt. 1-3, P.O. Box 54, 3201 Sandefjord, Norway

     (Date of Event which Requires Filing of this Statement)

                         March 22, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     G65773106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    UGLAND NORDIC SHIPPING ASA

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)  x

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) of 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER

    2,043,771

8.  SHARED VOTING POWER



9.  SOLE DISPOSITIVE POWER

    2,043,771

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,043,771

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

    X

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.06%

14. TYPE OF REPORTING PERSON*

    CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

CUSIP No.     G65773106

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SKIPSAKSJESELSKAPET VESTFOLD

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)  x

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) of 2(e)



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER

    14,500

8.  SHARED VOTING POWER



9.  SOLE DISPOSITIVE POWER

    14,500

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*

    X

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .15%

14. TYPE OF REPORTING PERSON*

    CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

The purpose of this Amendment No. 2 to the previously filed
Schedule 13D is to report that the ownership of Ugland Nordic Shipping ASA ("Ugland") and Skipsaksjeselskapet Vestfold ("SV"; together with Ugland, the "Reporting Persons") in the Common Shares, $.01 par value (the "Shares"), of Nordic American Tanker Shipping Limited (the "Issuer") has increased. The ownership of Ugland has increased from 20.54% to 21.06% of the total Shares outstanding. The ownership of SV has increased from .01% to .15% of the total Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Ugland and SV. SV is a Norwegian company owned by Herbjorn Hansson. Herbjorn Hansson is the sole director of Svana, the President and Chief Executive Officer of Ugland, a publicly owned Norwegian shipping company. The address for Ugland is Thor Dahls gt.1-3, P.O. Box 54, 3201 Sandefjord, Norway. The address for SV is Bekkasinveien 12, 3212 Sandefjord, Norway.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         Herbjorn Hansson is a citizen of Norway.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Ugland owns 2,043,771 Shares and SV owns 14,500 Shares.

         SV purchased 13,000 Shares on March 22, 1999 at a price of $11.25 per Share for an aggregate purchase price of
         $146,250.   The source of funds for the purchase of the
         Shares is the working capital of SV. No funds were borrowed to purchase any of the Shares.

         Ugland purchased 50,000 shares on March 26, 1999 at a price of $11.375 per Share for an aggregate purchase price of $568,750. The source of funds for the purchase of the Shares is the working capital of Ugland. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Ugland owns 2,043,771 Shares and SV owns 14,500 Shares. Herbjorn Hansson is deemed to beneficially own 30,000 Shares, including the 14,500 shares owned by SV. As of the date hereof, there were 9,706,606 Shares outstanding. Therefore, Ugland owns 21.06% of the outstanding Shares, SV owns .15% of the outstanding Shares and Herbjorn Hansson owns .31% of the outstanding Shares. The Reporting Persons have the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own. All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit 1.

         SV disclaims beneficial ownership of the Shares owned by Ugland pursuant to Rule 13d-4.

         Herbjorn Hansson disclaims beneficial ownership of the securities covered by this Schedule 13-D pursuant to Rule 13d-4.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. A description of the transactions in the Shares that were effected by the Reporting Person.

                            Signature

         The undersigned, after reasonable inquiry and to the

best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                             UGLAND NORDIC SHIPPING ASA

                             By:  /s/ Herbjorn Hansson
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer


                             SKIPSAKSJESELSKAPET VESTFOLD

                             By:  /s/ Herbjorn Hansson
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer




April 6, 1999

                                                        Exhibit 1


                  SCHEDULE OF TRANSACTIONS- SV

                                          Price Per Share
  Date          Shares Purchased      (excluding commission)
  ____          ________________      ______________________

3/22/99              13,000                    $11.25


                SCHEDULE OF TRANSACTIONS- UGLAND

                                          Price Per Share
  Date          Shares Purchased      (excluding commission)
  ____          ________________      ______________________

 3/26/99             50,000                    $11.375


































                                9
01318002.AW1